QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.(a)(7)

IMPORTANT NOTICE TO
EMPLOYEES HOLDING
ELIGIBLE OPTIONS
REGARDING
CSG OFFER TO EXCHANGE

December 10, 2003

        This Notice is to remind you that the deadline is approaching for holders of Eligible Options to elect to exchange their Eligible Options for shares of Restricted Stock of CSG pursuant to CSG's Offer to Exchange dated November 18, 2003.

        The Offer expires at 5:00 p.m., Eastern Time, on December 17, 2003, and CSG does not presently intend to extend the Offer.

        Please refer to the document entitled "Offer to Exchange Shares of Restricted Stock for Certain Outstanding Stock Options Having an Exercise Price of $17.50 Per Share or More" (mailed to you at your home on November 18, 2003) for detailed information about the Offer.

        If you decide to elect to exchange your Eligible Options for Restricted Stock and have not already made your election, then we strongly encourage you to make your election through the Telephone Election System or the Exchange Program Web Site described in the Offer to Exchange document.

        The decision whether to exchange or not exchange your Eligible Options for shares of Restricted Stock is voluntary on your part, and CSG makes no recommendation to you with respect to such decision.

        If you have questions or need assistance with respect to the Offer, you should call EquiServe, our agent for certain purposes of the Offer, at 1-800-289-1453.

QuickLinks

IMPORTANT NOTICE TO EMPLOYEES HOLDING ELIGIBLE OPTIONS REGARDING CSG OFFER TO EXCHANGE